GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

July 14, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated June 6, 2005 with regard to the above referenced filings. We apologize in advance for the delay in responding. We have limited internal resources, which delayed the compilation of the materials and information required to accurately and completely respond to your comments. Our responses reference your comment numbers as follows:

Comment 1

As of April 30, 2004, the Company’s plan assets acquired and accounted for under FAS 141 and FAS 142 are comprised of the following:

Description	Basis of Accounting	Capitalized Acquisition costs	Capitalized Filing and Regulatory Fees	Total Capitalized Costs
Acquisition of 24’x 40’, 30’x32’,36’/38’x40’, 2 story, 12’x40’ restroom from Stafford Associates (Architects) and Anderson & Doig (Engineers) ( per FAS 142)	FAS 142	$ 111,828		$ 111,828

Acquisition of Majestic model building plans from Kaestner ( Architects)	FAS 141	10,300		10,300
Acquisition of MBS plans from MBS Construction, Inc.	FAS 141	62,490	-	62,490
Fees paid to Geiger Graphics (Architect) and SBA Consulting (Engineers) ensuring plans are within current code	FAS 142	-	60,170	60,170
Fees paid to Geiger Graphics (Architect) and Sierra Consulting for bringing plans up to current code and other modifications	FAS 142	-	58,418	58,418
Fees paid to Lawder, D Beamon and Accument (engineering) for bringing MBS plans up to current code and other modifications	FAS 141	-	27,994	27,994
State regulatory fees and costs in connection with the having plans checked	FAS 141 and 142	-	51,314	51,314
		184,618	197,896	382,514
Less: Accumulated Amortization				(18,724)
Balance at April 30, 2004				$ 363,790

Comment 2

From its inception, the Company has capitalized the cost of proprietary plans acquired from third parties, in connection with business combinations and most recently through an auction conducted by Bankruptcy Trustee, along with the costs and fees associated with keeping the plans current with the State of California in accordance with FAS 141 and 142, respectively. The Company acquired the plans with the expectation that it will be able to derive benefit from the plans for at least ten years but for no more than fifteen years.

As a result of their proprietary nature, the Company considers the plans intellectual property. Once acquired , the Company controls and owns , or has an unlimited license to use the property , which contributes directly to the Company’s revenues from operations and ultimately will result in cash flow from operations. Without the certified plans, the Company could not carry out its economic activities, comprised solely of the manufacture and distribution of its modular structures and would be forced to discontinue its operations. As a result, the plans are considered by the Company its most significant economic resource

While the Company’s plans to do not guaranty the Company will generate revenues and cash flow from operations, at the time of the acquisition of the plans, the Company’s management believes the plans will provide a probable future benefit, in combination with the Company’s other assets, - physical plant and management expertise- to contribute directly to the Company’s future net cash inflows.

Accordingly, the Company believes the capitalized plans meet the definition of an assets under Financial Concepts Statement No 6.
-

Comment 3

As requested, the following is an impairment analysis at the individual plan level.

Projected Cash Flow (Use)	Projected cash flow (disposition)	Estimated cash flow	Probability	Probability Weighted Cash Flows
$ 1,153,551	$ -	$ 1,153,551	70%	$ 807,486
2,883,878	-	2,883,878	20%	576,776
3,806,718	-	3,806,718	10%	380,672
				$1,764,933

A summary of the assumptions made in projecting the future cash flows to test the recoverability of the plans were as follows:

Expected period of service potential:     10 years

Cash flow from disposition at the end of the holding period:  None

Risk free interest rate:       10 year treasury note¹

The estimates were based upon the existing service potential of the plans to the Company. The Company considered all available evidence and past experience of the Company’s principal shareholders and officers in completing the future cash flows.

Due to a number of factors, the plan assets are intermingled and separate identification of the plan assets is impossible without imposing undue hardship on the Company’s limited financial resources. In accordance FAS 144, the Company has tested for impairment at the aggregate plan level. The Company’s management believes the plan assets are grouped at the lowest level for which there are cash flows that are identifiable and that the cash flows are largely independent of the cash flows of other groupings of Company assets. While cash flows from individual plans cannot currently be separately identified, management believes in the future, they will have the resources necessary to separately identify cash flows from individual plan assets.

1  While FAS 144 does not require a the use of a discount rate in testing for recoverability, the Company decided to utilize a risk -free rate in its future cash flows

The Company estimated its future cash flows to test the recoverably of the asset, based upon the expected future cash flows that are directly associated with, and are expected to arise, as a direct result of using and eventually disposing of the plans. The Company considers the plans as its primary asset (in the aggregate), and as a result, its most significant cash flow generating intangible asset being amortized

Aggregate cash flows of the plans have been considered in measuring their respective fair values, and no evidence has suggested that any of the individual plans has been impaired as of the testing date.

Based upon the Company’s estimates of future cash flows, the Company determined that the carrying value of the plan assets at April 30, 2004 did not exceed the estimated future cash flows directly associated with , and that are expected to arise, as a direct result of using the plan assets , and accordingly, the Company has not recognized any impairment related to its plans, as the existing service potential of the plans has not been diminished.

Comment 4

The Company currently has five (5) certified active plans and the number of modular units by plan sold for each of the plans during the last 24 months is as follows:

Building Type	PC#	Number Sold
24x40	02-105411	128
30x32	02-105412	21
36/48x40	02-105410	126
MBS	02-105379	55
12x40 Restroom	02-105485	12

The Company also has a two addition plans, a two-story structure, and the Majestic model. The two-story plan’s PC is pending (i.e. state certification ), and accordingly has no sales to date. The Company anticipates receipt of the PC by November 2005. The Company anticipates that it may expensel the carrying value of the Majestic Model (approximately $ 10,000) during 2005 because the current projected cost of manufacturing the structure does not allow the Company to effectively market the model to California School Districts.

Comment 5

Since the Company is a manufacturing enterprise, and not a contractor, the Company historically has not applied SOP 81-1 historically to its financial statements. The Company accumulates and capitalizes all costs directly associated with the manufacture of its modular structures as work in process. When the structure is sold, the Company records the sale and charges the costs accumulated within work in process to cost of sales. The typical sales cycle lasts 90 to 120 days- from beginning of the manufacturing process to the completion and delivery of the modular unit.

Had the Company applied paragraph 75 of SOP 81-1, and capitalized the costs of the plans in anticipation of successfully procuring the contracts, and then expensing those costs in connection with the completion and delivery of the structures under the initial contract, the Company calculates that costs of sales would have increased approximately $ 216,000 to approximately $ 2,776,877 in 2004. This represents the cost of the plans acquired and capitalized pursuant to FAS 142 for structures manufactured and sold in 2004 (as described in response to comment 1 above), adjusted for the cost of the Majestic and the two story model plans that were not manufactured in 2004. The Company’s revenues would remain unchanged for the year ended April 30, 2004.

There would be no significant change to the Company’s costs for the year ended April 30, 2003.

While the Company would have had to charge to cost of sales the plans acquired under FAS 142, the Company would have reclassified previously expensed internal costs to deferred pre-contract costs during the year. While these costs would be capitalized and charged to operations with each specific contract, as a result of the Company’s increased growth in production, the deferred pre-contract cost account would have a perpetual balance increasing as production increased.

These internal pre-contract costs would be comprised of the following:

Cost of estimators $  65,000
Marketing  133,210
Planners and architects    209,852
State and other regulatory fees   6,029

As a result, the Company believes the application of SOP 81-1 would not have a material impact on the Company’s historical financial statements.

We believe the foregoing fairly responds to the Comments. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended April 30, 2005 to be included in our Annual Report o n Form 10K SB, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.
/s/ Phillip O Hamilton
__________________________
Phillip O Hamilton
Chairman & CEO